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                     September 25, 2023

       Xing Jin
       Chief Executive Officer
       So-Young International Inc.
       Tower E, Ronsin Technology Center
       Chaoyang District, Beijing
       People   s Republic of China

                                                        Re: So-Young
International Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38878

       Dear Xing Jin:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology